EXPENSE LIMITATION AGREEMENT

ALPHACENTRIC PRIME MERIDIAN INCOME FUND

EXPENSE LIMITATION AGREEMENT, dated October 17, 2019, by and between AlphaCentric Advisors LLC (the "Adviser") and AlphaCentric Prime Meridian Income Fund (the "Fund").

WHEREAS, the Fund is a Delaware business trust organized under an Agreement and Declaration of Trust ("Declaration of Trust"), and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as closed-end management company operating as an interval fund; and

WHEREAS, the Fund and the Adviser have entered into a Management Agreement pursuant to which the Adviser provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the total annual fund operating expenses of the Fund, and, therefore, have entered into this Expense Limitation Agreement (the "Agreement").

NOW, THEREFORE, the parties hereto, intending to be legally bound, mutually agree as follows:

1.	Expense Limitation.

1.1              APPLICABLE EXPENSE LIMIT. To the extent that the aggregate expenses of every character incurred by the Fund in any fiscal year (including, but not limited to, the Fund's organizational and offering expenses (other than legal fees incurred in connection with the organization and initial offering of the Fund paid by the Adviser) and the Fund's ordinary operating expenses such as advisory fees payable to the Adviser, but excluding: (i) acquired fund fees and expenses; (ii) distribution fees; (iii) loan servicing fees; (iv) brokerage commissions and trading costs; (v) interest (including borrowing costs and overdraft charges); (vi) taxes; (vii) short sale dividends and interest expenses; and (viii) non-routine or extraordinary expenses, such as regulatory inquiry and litigation expenses and Fund reorganization costs) ("Fund Operating Expenses") cause the total annual Fund Operating Expenses of the Fund to exceed 1.95% of average daily net assets of the Fund (“Operating Expense Limit”), such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

1.2              METHOD OF COMPUTATION. To determine the Adviser's liability with respect to the Excess Amount, each month the Fund Operating Expenses shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceed the Fund's Operating Expense Limit, the Adviser shall waive or reduce its advisory fee for such month by an amount, and/or remit an amount to the Fund, sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit.

1.3              YEAR-END ADJUSTMENT. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the advisory fees waived or reduced and other payments remitted by the Adviser to the Fund with respect to the previous fiscal year shall equal the Excess Amount.

1.4              RECOUPMENT. The Adviser shall be entitled to recoup from the Fund: (1) any fees waived and/or expenses paid under this Agreement for a period of up to three years from the date of the waiver and/or payment, and (2) any organizational and offering expenses of the Fund (excluding legal fees incurred in connection with the organization and initial offering of the Fund) paid by the Adviser prior to the commencement of operations of the Fund for a period of up to three years from the date the Fund commences operations; provided that such recoupment does not cause the total annual Fund Operating Expenses to exceed: (i) the Operating Expense Limit in effect at the time the fees were waived or expenses paid (in the case of organizational and offering expenses paid by the Advisor prior to the commencement of operations of the Fund, the initial Operating Expense Limit), or (ii) the Operating Expense Limit in place at the time of the recoupment. The Adviser shall report to the Board of Trustees on a quarterly basis the amount of any fees waived and/or expenses paid and any recoupment.

2.	Term and Termination of Agreement.

This Agreement with respect to the Fund shall continue in effect through January 31, 2021, and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Fund. This Agreement shall terminate automatically upon the termination of the Management Agreement. This Agreement may be terminated, without payment of any penalty: (i) by the Fund, for any reason and at any time; or (ii) by the Adviser, for any reason, upon 60 days’ notice (or such shorter period as agreed to by the Fund), effective as of the end of the initial term of this Agreement, or effective as of the end of any subsequent annual term of this Agreement, or at such earlier time, provided said earlier termination is approved by a majority vote of the Trustees, including a majority of those Trustees who are not “interested persons” (as that term is defined in the 1940 Act) of the Fund. No termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of waived fees and/or expenses paid with respect to periods prior to such termination.

3.	Miscellaneous.

3.1              CAPTIONS. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions thereof or otherwise affect their construction or effect.

3.2              INTERPRETATION. Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund's Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund's Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

3.3              DEFINITIONS. Any question of interpretation of any term or provision of this Agreement, including but not limited to, the advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Management Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly, effective as of the day and year first above written.

ALPHACENTRIC PRIME MERIDIAN INCOME FUND

By: /s/ Stephen Lachenauer

Name: Stephen Lachenauer

Title: Trustee

ALPHACENTRIC ADVISORS LLC

By: /s/ Jerry Szilagyi

Name: Jerry Szilagyi

Title: President